EXHIBIT 10.6

Eagle Family Foods, Inc.

735 Taylor Road, Suite 100

Gahanna, Ohio 43230

Tolling Agreement

November 23, 2004

Dairy Farmers of America, Inc.

3500 William D. Tate Ave., Suite 100

Grapevine, TX 76051

Attention: Gerald Bos

Dear Mr. Bos:

Reference is made to that certain Asset Purchase Agreement (the “Asset Purchase Agreement”) dated as of November 23, 2004 by and among Dairy Farmers of America, Inc. (“DFA”) as Seller, Mid-Am Capital, L.L.C., Eagle Family Foods, Inc. (“Eagle”) as Buyer, and Eagle Family Foods Holdings, Inc., as Parent, pursuant to which Eagle will purchase DFA’s manufacturing plant located in El Paso, Texas (the “Plant”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.

1. Requirements.

As requested by DFA, Eagle will receive for processing and/or manufacturing purposes, without said milk being sold and purchased by Eagle hereunder, up to the daily maximum milk volume capacity at the Plant (“Balancing Milk”). Such Balancing Milk volumes shall be in excess of Eagle’s Demand Milk (as defined in that certain Milk Supply Agreement, dated as of November 23, 2004 by and between Eagle and DFA (the “Milk Supply Agreement”)). Balancing Milk volumes at the Plant will be projected by DFA (the “Balancing Milk Projections”) and agreed to by Eagle in excess of the actual Demand Milk volume received at the Plant and shall be provided to Eagle on December 1 of each year during this Agreement for the following calendar year, provided, however, that with respect to the calendar year 2005, DFA shall provide the Balancing Milk Projections to Eagle 60 days prior to the estimated Completion Date. Notwithstanding the foregoing, DFA may request before December 1 of each year, subject to Eagle’s approval, that the manner in which DFA delivers, and Eagle receives, the annual requirements of Demand Milk as stated in Schedule B1 or B2 to the Milk Supply Agreement, shall be adjusted to reflect seasonal intake based on milk availability in the marketing area in and around the Plant. Balancing Milk volumes in excess of Eagle’s Demand Milk volume requirements received for processing/manufacturing by Eagle, but not sold and purchased by Eagle hereunder, at the Plant will be subject to the terms of this Tolling Agreement.

Following the Completion Date, Eagle will process/manufacture and/or convert (the “Conversion Activity”) the Balancing Milk supplied to Eagle by DFA into (i) bulk condensed milk, provided, however, that the Southwest Area Council of DFA shall not directly supply from the Plant any such bulk condensed milk to any competitor of Eagle in the evaporated or sweetened condensed milk business or (ii) skim milk powder, including cream produced as a by-product of the Conversion Activity (collectively with the bulk condensed milk, the “DFA Milk”), in exchange for a tolling fee (the “Tolling Fee”). The Tolling Fee shall equal the fixed and/or variable actual direct processing/manufacturing/ conversion costs (the “Costs”) incurred by Eagle in connection with the Conversion Activity, and will be paid by DFA in accordance with Section 3 hereof.

On or before December 15 of each year during the term of this Tolling Agreement, Eagle shall deliver to DFA a budget reflecting Eagle’s best estimate of the Tolling Fee for the following year, to be adjusted quarterly (the “Budget”). Notwithstanding the foregoing, the first Budget will be delivered fifteen (15) days after DFA has submitted the Balancing Milk Projections for calendar year 2005 and will apply for the period beginning the first business day after the Completion Date and ending December 31, 2005. Each Budget will be based on Eagle’s best estimate of the Costs to be incurred by Eagle as a result of the Conversion Activity during the course of the upcoming calendar year, as adjusted quarterly. In preparing the 2005 Budget, Eagle will consider, among other things, historical Costs incurred by DFA in its processing/manufacturing and/or conversion of milk into bulk condensed milk and skim milk powder preceding the year in which the Completion Date occurs. Eagle will, at DFA’s reasonable request, provide DFA with information regarding its calculation of the estimated Costs and assumptions made in Eagle’s preparation of each Budget during the term of this Agreement. At least twenty (20) days prior to the beginning of each calendar quarter, DFA shall provide to Eagle estimates of Balancing Milk for the ensuing calendar quarter and, after review by Eagle, Eagle shall provide an estimated Adjusted Budget, which shall be accepted, modified after discussion with Eagle, or rejected by DFA within ten (10) days. Should DFA reject the Adjusted Budget, DFA shall be under no obligation to supply Balancing Milk and Eagle shall use its commercially reasonable efforts to minimize Costs incurred by Eagle for said calendar quarter.

DFA shall provide to Eagle, to be effective on the Completion Date, the requirements and/or specifications for (a) bulk condensed milk, (b) skim milk powder, and (c) cream (the “Specifications”) as set forth or referred to in Schedule A. The DFA Milk shall be process/manufactured and/or converted in full conformance with the Specifications and all other terms and conditions of this Agreement. DFA may from time to time make changes if reasonably necessary in the Specifications. Eagle shall make such changes as soon as is reasonably possible. If such changes requested by DFA in the Specifications result in a verified net increase or decrease in the Tolling Fee, the then current Tolling Fee shall be adjusted in an amount equal to such verified net increase or decrease as of the date the change.

All Balancing Milk supplied under this Tolling Agreement shall be subject to testing, inspection and rejection by Eagle. Upon delivery to Eagle at the Facility, Eagle shall test and inspect all Balancing Milk and shall certify that such Balancing Milk complies with Section 10 of the Milk Supply Agreement and other quality requirements expressly set forth herein. Any Balancing Milk that does not meet the Section 10 of the Milk Supply Agreement or DFA’s other quality requirements expressly herein set forth, shall be subject to rejection by Eagle (“Properly Rejected Balancing Milk”). Any Properly Rejected Balancing Milk shall be returned to the possession of DFA or disposed of by Eagle, at DFA’s cost.

For any volume of Balancing Milk that fails to comply with Section 10 of the Milk Supply Agreement or fails to satisfy the Specifications or other quality requirements expressly set forth herein and this failure is caused by Eagle, Eagle shall not be entitled to the Tolling Fee and further shall pay all costs and expenses associated with the transportation and disposal of the Balancing Milk and/or DFA Milk and any other damages arising from this action or inaction of Eagle.

2. Term.

The initial term of this Agreement shall commence on the Completion Date and shall, unless earlier terminated as provided herein, continue through December 31, 2009, provided, however that the term of this Agreement shall automatically be extended from day to day so that it always has a remaining term of five years, unless either party gives written notice to the other that it does not wish to continue to extend the term, in which event the term will terminate on the fifth anniversary of such notice.

3. Manner of Payment.

Eagle shall submit an invoice (each, an “Invoice”) to DFA on each day on which DFA Milk leaves the Plant at DFA’s address set forth above, or at such other location designated by DFA from time to time in writing to Eagle. Each Invoice will reflect the Costs for the Conversion Activity based on the product of (A) the actual number of pounds of DFA Milk produced, manufactured and/or converted during such Invoice period and (B) the budgeted Tolling Fee per pound of producing, manufacturing and/or converting DFA Milk set forth in the Budget. Payment shall be due on the tenth business day after the Invoice date. On or before the twelfth business day of each month, Eagle shall submit to DFA a financial report for Cost of all Conversion Activity undertaken in the preceding calendar quarter (each, an “Adjusted Budget”), each of which shall reflect the actual Costs incurred by Eagle during the preceding calendar quarter in undertaking the Conversion Activity. If the payment due under an Adjusted Budget represents an amount that is greater than the payments made by DFA pursuant to the Invoices submitted in the calendar quarter covered by such Adjusted Budget (a “Positive Invoice Differential”), then the Tolling Fee set forth in the next Invoice submitted to DFA shall be a charge in the amount of such Positive Invoice Differential. If the payment due under an Adjusted Budget represents an amount that is less than the payments made by DFA pursuant to the Invoices submitted in the calendar month covered by such Adjusted Budget (a “Negative Invoice Differential”), then the Tolling Fee set forth in the next Invoice submitted to DFA shall be a credit in the amount of such Negative Invoice Differential. The Negative Invoice Differential shall be deducted from the number of subsequent Invoices necessary to render the adjustment complete.

4. Standards of Performance.

Any defects or deterioration of raw unprocessed milk and/or packaging shall not be Eagle’s responsibility unless such defects or deterioration of raw unprocessed milk and/or packaging are the result of Eagle’s willful action, inaction or business activities at the Plant and/or the willful failure of Eagle to exercise (b) below.

(a) Eagle shall exercise commercially reasonable efforts to preserve and protect raw unprocessed milk and/or packaging from contamination, deterioration or loss.

(b) Eagle shall maintain and operate the Plant in accordance with good manufacturing practices and shall achieve standards of operation and sanitation as required by all applicable federal, state, and local laws and regulations pertaining to accepting raw unprocessed milk, DFA Milk or the processing of raw unprocessed milk or storage of DFA Milk, or any other obligations of Eagle under this Agreement.

(c) Eagle shall submit to any required governmental inspection of the Plant related to accepting raw unprocessed milk and/or DFA Milk and notify DFA of the results of any such inspection within three (3) days of the receipt of such results.

(d) Eagle promptly shall advise DFA of any occurrence or anticipated occurrence which materially impairs or may materially impair Eagle’s ability to fulfill any of its obligations under this Agreement.

(e) During the term of this Agreement, as a result of the Conversion Activity, Eagle shall be subject to or responsible to DFA for a yield guarantee of at least 8.37% for skim milk powder (quantity of skim milk powder produced as compared to the quantity of Balancing Milk received at the Plant) and 8.32% for cream (quantity of cream produced as compared to the quantity of Balancing Milk received at the Plant). In the event the Conversion Activity fails to produce the yield guarantees (“Yield Deficiency”) as set forth in this Section, DFA shall be entitled to offset against the Tolling Fee an amount equal to the Yield Deficiency multiplied by the price per pound of the DFA Milk.

5. Transportation of Balancing Milk, DFA Milk and DFA Cream.

DFA shall be responsible for the transportation and delivery of Balancing Milk delivered to the Plant. Transportation and delivery of Balancing Milk shall be at DFA’s sole risk and expense, and DFA shall have full control over the method of transportation.

Within two (2) business days after Eagle notifies DFA that the Conversion Activity with respect to a specified supply of Balancing Milk is complete, unless otherwise mutually agreed upon by the parties hereto, Eagle shall sample/inspect the DFA Milk and provide to DFA a certificate of analysis (“COA”), and if acceptable, thereafter DFA shall pick up at the Plant, or cause to be picked up, and transport, or cause the transportation of, such DFA Milk away from the Plant. If DFA fails to pick up and transport such DFA Milk within two (2) business days of such written notification from Eagle, then Eagle may transport such DFA Milk to a third party facility at its discretion, at the sole expense of DFA.

6. Milk Tanker Washing.

Eagle shall properly wash all milk tankers delivering Balancing Milk to the Plant. This washing requirement shall not apply if DFA directs tanker or tankers to leave the Plant immediately after unloading. This requirement shall also not apply if the tanker is not accessible to the washing facility. If conditions develop that prohibit tankers from being washed at the facility, Eagle shall notify DFA of conditions, and, if necessary, Eagle shall assist DFA in paying the costs of washing tanker(s). Under no circumstances shall Eagle be responsible for washing milk tankers picking up DFA Milk from the Plant.

7. Testing and Rejection of Milk.

Before pumping Balancing Milk into the Plant’s first receiving tank, the Plant shall (a) test the Balancing Milk for antibiotics using the Charm or Snap tests, and (b) sample the Balancing Milk for flavor, odor, appearance, acidity, temperature, freezing point and sediment. Eagle shall have the right to decline to undertake Conversion Activity with respect to any and all Balancing Milk which does not meet the standards set forth in Section 10 of the Milk Supply Agreement.

8. Title.

Notwithstanding any provision herein, title to and ownership of all Balancing Milk delivered to Eagle under this Agreement and all DFA Milk produced under this Agreement shall at all times before, during and after any Conversion Activity remain with DFA.

9. Schedule of Deliveries and Pick Ups.

DFA and Eagle will mutually agree to the schedule and times of delivery of the Balancing Milk. Scheduling will principally consist of weekly receipt assignments in a uniform manner throughout the seven-day week, and on occasion, receipts may be more heavily weighted on weekends and/or holidays.

DFA and Eagle will mutually agree to the schedule and times of pick up of the DFA Milk subject to the terms of Section 5 hereof.

10. Cream.

At the time DFA Milk is delivered to DFA, the amount of all cream produced as a by-product of such Conversion Activity shall also be delivered to DFA. As part of the Balancing Milk Projections, Budget and Adjusted Budget, DFA and Eagle will agree, for each calendar year during the term of this Tolling Agreement, as to the amount of cream to be delivered each month.

11. Capital Expenditures.

The parties agree that from time to time, the Plant will require capital spending to maintain operations with respect to the Conversion Activity. Eagle will consult with DFA prior to committing to make any such capital expenditures and obtain DFA’s agreement regarding same. With respect to capital expenditures relating solely to Conversion Activity, DFA will be responsible for reimbursing Eagle for any such capital expenditures in a lump sum payment ten (10) days after delivery by Eagle to DFA of any invoice for such expenditures. With respect to capital expenditures relating in part to Conversion Activity and in part to other activities undertaken by Eagle at the Plant, the parties shall mutually agree prior to the incurrence of same as to the proper division of said capital expenditure and thereafter determine whether the reimbursement by DFA will be made in the form of a lump sum payment or through an increase in future Tolling Fees. Notwithstanding the foregoing, all improvements, personal property and any other effects resulting from any and all capital spending undertaken at the Plant shall be owned solely and entirely by Eagle.

12. Indemnification and Insurance.

(a) DFA agrees to defend, indemnify and hold harmless the Plant and Eagle, its subsidiaries and affiliates and their agents, officers, directors, employees, representatives, successors and permitted assigns from and against all obligations, liabilities, damages, penalties, fines, violations, claims, causes of action, suits, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) (together, “Losses”) that Eagle and/or the Plant may suffer, arising out of, resulting from or connected with (i) intentional misconduct of DFA or the negligent acts or omissions of DFA in the performance of this Tolling Agreement, and/or (ii) DFA’s breach of the representations, warranties and agreements set forth in this Tolling Agreement. This indemnification is not limited to third party claims.

(b) Eagle on behalf of itself and the Plant agrees to defend, indemnify and hold harmless DFA, its subsidiaries and its affiliates and their agents, officers, directors, employees, representatives, successors and permitted assigns from and against all Losses that DFA may suffer arising out of, resulting from or connected with the (i) the intentional misconduct of Eagle or the negligent acts or omissions of Eagle and/or the Parent in connection with the production and sale by DFA of DFA Milk or products containing DFA Milk which are possessed, used by or sold to third parties, and/or (ii) Eagle’s breach of any representations, warranties and agreements set forth in this Tolling Agreement. This indemnification is not limited to third party claims.

(c) Eagle shall, at its own expense, secure and maintain in force during the term of this Tolling Agreement comprehensive general liability insurance, underwritten on an occurrence basis and including product liability insurance, in a minimum amount of $1 million combined single limit for each single occurrence, for bodily injury and property damage. Eagle shall name DFA as an additional insured party on such insurance, as its interests may appear. The insurance policies shall be written by one or more insurance carriers regularly used by Eagle and shall provide for thirty (30) days written notice to DFA prior to cancellation or material change to the policies. Eagle shall provide DFA with certificates of insurance. Certificates of Insurance shall be mailed to DFA at 2500 William D. Tate Avenue, Grapevine, Texas 76051.

(d) DFA shall, at its own expense, secure and maintain in force during the term of this Agreement comprehensive general liability insurance and product liability insurance providing coverage for DFA in a minimum amount of $1 million combined single limit coverage. DFA shall name Eagle as an additional insured party on such insurance. The insurance policies shall be written by one or more insurance carriers regularly used by DFA and shall provide for thirty (30) days written notice to Eagle prior to cancellation or material change to the policies. DFA shall provide Eagle with certificates of insurance. Certificates of Insurance shall be mailed to Eagle at 735 Taylor Road, Suite 100, Gahanna, Ohio 43230.

(e) The obligations of DFA and Eagle in Section 12(a)-(b) shall survive the termination or cancellation of this Agreement for any reason whatsoever.

13. Notices.

Any notice or other communication required or permitted in this Agreement will be in writing and sent by overnight delivery or registered or certified mail, return receipt requested, with postage and all other charges prepaid. All notices will be addressed to the respective party at the address below or to such other address as the party may designate in writing. Notices will be deemed effective upon delivery or the first good faith reasonable attempt to deliver during regular business hours.

If to DFA:	Dairy Farmers of America, Inc.
Attn: David Jones
3500 William D. Tate Avenue
Suite 100
Grapevine, Texas
Fax: (817) 410-4501

With a copy to:	Dairy Farmers of America, Inc.
Attn: David A. Geisler
10220 N. Ambassador Drive
Kansas City, Missouri 64153
Fax: (816) 801-6593

If to Eagle:	Eagle Family Foods, Inc.
Attn: Chief Executive Officer
735 Taylor Road, Suite 100
Gahanna, Ohio 43230
Fax: (614) 501-4299

14. Excuse for Non-Performance.

In the event either party to this Agreement is prevented, delayed or rendered impracticable in performing any duty or obligation required by this Agreement due to fire, earthquake, strike, lockout or other labor trouble, acts of terrorism, drought, acts of God, epidemic or disease, orders, rules or regulations or acts of government relating to national defense or prosecution of war, lack of manpower due to war conditions and other national economic conditions, quarantine of plant, herd destruction or disqualification of dairy herds, partial or in whole, brought about by disease, fire, earthquake or other act of God or other causes beyond the reasonable control of either-(a “Force Majeure Event”), that party shall not be liable for damages resulting therefrom, incidental, consequential or otherwise. Failure on the part of DFA to deliver or on the part of Eagle to receive and/or convert Balancing Milk for any of the reasons set forth herein shall not be deemed a ground for the termination or cancellation of this Agreement; provided, however, the obligation to deliver and/or receive and convert the Balancing Milk as provided herein shall resume upon DFA or Eagle, as the case may be, providing written notice that the event which prevented DFA from delivering Balancing Milk to Eagle or which prevented Eagle from receiving Balancing Milk from DFA no longer exists.

15. Compliance With All Laws, Rules and Regulations.

Eagle and DFA each warrants that it will in every manner of its business comply with and conform to all federal, state and local laws, rules and regulations governing the subject matter of this Agreement. Any breach of said warranty or claim of breach shall be the sole responsibility of the party in breach, or claimed to be in breach, and said party shall, for said breach, with the exception of incidental, punitive or consequential damages indemnify, defend and hold the other party free and harmless from and against any loss or expense arising therefrom. The foregoing indemnity shall be in addition to, and not in limitation of, the indemnities provided in Section 12 hereof and shall survive the termination or cancellation of this Agreement for any reason whatsoever. This indemnification is not limited to third party claims.

16. Default or Breach.

Subject to Section 14 above, if either of the parties hereto shall breach any of the provisions hereof or default in the performance of any of the terms, conditions, covenants, obligations or agreements herein made or agreed to be kept or performed under the terms of this Agreement by said party, and such default or breach shall continue for a period of fifteen (15) consecutive days after written notice to said party specifying the default or breach, then the party not in default may declare this Agreement terminated and shall be under no further obligation hereunder, and/or the party not in default may take such other action or pursue all remedies in equity or at law as may be available. The foregoing notwithstanding, either shall have the right to terminate this Agreement immediately upon discovery and confirmation by credible evidence of a breach related to the safety or health aspects of the Balancing Milk being converted under this Agreement.

17. Governing Law

This letter shall be governed by and construed in accordance with the laws of the state of Texas.

Very truly yours,

/s/ Craig A. Steinke

Agreed and Accepted:

DAIRY FARMERS OF AMERICA, INC.

/s/ Gerald L. Bos
Name:	Gerald L. Bos
Title:	Chief Financial Officer and Corporate Vice President/Finance

SCHEDULE A

Specifications

[*Confidential Treatment Requested*]

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